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ON

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-14100 |

### FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING  01/01/21                    AND ENDING  12/31/21
                                                MM/DD/YY                                              MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **VP DISTRIBUTORS, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

ONE FINANCIAL PLAZA
_____
(No. and Street)

HARTFORD                          CT                          06103
(City)                                      (State)                              (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DAVID G. HANLEY                 860-463-4712                 David.Hanley@Virtus.com
(Name)                          (Area Code – Telephone Number)          (Email Address)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DELOITTE & TOUCHE, LLP
_____
(Name – if individual, state last, first, and middle name)

| 185 ASYLUM STREET | HARTFORD | CT | 06103-3402 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

10/20/2003                                                    34
(Date of Registration with PCAOB)(if applicable)          (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
| --- |
|  |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, DAVID G. HANLEY _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VP DISTRIBUTORS, LLC _____, as of DECEMBER 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ELIZABETH CRAIG SPELLER
Notary Public
Connecticut
My Commission Expires Oct 31, 2024

Signature: _____

Title:
SENIOR VICE PRESIDENT AND TREASURER

Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. (Filed Separately)
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. (Filed Separately)
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# VP Distributors, LLC

(A wholly-owned subsidiary of Virtus Partners, Inc.)
Financial Statements
with Supplementary Information
December 31, 2021

**Deloitte.**

Deloitte & Touche LLP

185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: + 1 860 725 3000
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Directors and Equity Owner of VP Distributors, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of VP Distributors, LLC (the "Company") as of December 31, 2021, and the related statements of operations, cash flows, and changes in member's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Emphasis of a Matter**

As discussed in Note 7 to the financial statements, the financial statements include significant transactions with Virtus Investment Partners, Inc.'s subsidiaries and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company.

**Report on Supplemental Schedules**

The supplemental schedules h, j, and m listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Deloitte & Touche LLP*

February 25, 2022

We have served as the Company's auditor since 2018.

# VP Distributors, LLC

(A wholly-owned subsidiary of Virtus Partners, Inc.)
**Statement of Financial Condition**

|  |  | December 31, 2021 |
|---|---|---|
| *(in thousands)* |  |  |
| **Assets** |  |  |
|  |  |  |
| Cash | $ | 70,262 |
| Accounts receivable |  | 6,684 |
| Deferred commissions |  | 3,245 |
| Deferred taxes, net |  | 1,959 |
| Due from affiliates |  | 750 |
| Other assets |  | 1,618 |
| Total assets | $ | 84,518 |
|  |  |  |
| **Liabilities and Member's Equity** |  |  |
|  |  |  |
| Accounts payable and other accrued liabilities | $ | 13,008 |
| Accrued compensation and benefits |  | 11,987 |
| Due to affiliates |  | 11,408 |
| Distribution and service fees payable |  | 5,876 |
| Income taxes payable |  | 1,714 |
| Total liabilities |  | 43,993 |
|  |  |  |
| Commitments and Contingencies (Note 8) |  |  |
| **Member's Equity** |  |  |
| Additional paid-in capital |  | 13,957 |
| Retained earnings |  | 26,568 |
| Total member's equity |  | 40,525 |
| Total liabilities and member's equity | $ | 84,518 |

The accompanying notes are an integral part of these financial statements.

# VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
**Statement of Operations**

|  | Year Ended December 31, 2021 |
| --- | ---: |
| *(in thousands)* | |
| **Operating Revenues** | |
| Related party marketing fees | $ 161,946 |
| Distribution and service fees | 90,667 |
| Other income and fees | 1,849 |
| Total operating revenues | 254,462 |
| | |
| **Operating Expenses** | |
| Employment expenses | 51,333 |
| Distribution expenses | 122,957 |
| Other operating expenses | 11,491 |
| Related party business support expenses | 6,594 |
| Depreciation expense | 97 |
| Total operating expenses | 192,472 |
| | |
| **Operating Income** | 61,990 |
| | |
| **Income before income taxes** | 61,990 |
| | |
| Provision for income taxes | 16,776 |
| | |
| **Net Income** | $ 45,214 |

The accompanying notes are an integral part of these financial statements.

# VP Distributors, LLC

(A·wholly-owned subsidiary of Virtus Partners, Inc.)
**Statement of Changes in Member's Equity**

| | For the Year Ended December 31, 2021 | | |
| --- | --- | --- | --- |
| | Additional Paid-In Capital | Retained Earnings | Total Member's Equity |
| *(in thousands)* | | | |
| Balances at December 31, 2020 | $ 13,957 | $ 5,854 | $ 19,811 |
| Net income | — | 45,214 | 45,214 |
| Dividends to parent | — | (24,500) | (24,500) |
| Balances at December 31, 2021 | $ 13,957 | $ 26,568 | $ 40,525 |

The accompanying notes are an integral part of these financial statements.

# VP Distributors, LLC

(A·wholly-owned subsidiary of Virtus Partners, Inc.)
**Statement of Cash Flows**

|  | | Year Ended<br>December 31, 2021 |
|---|---|---|
| *(in thousands)* | | |
| **Cash flows from operating activities:** | | |
| Net income | $ | 45,214 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation expense | | 97 |
| Amortization of deferred commissions | | 3,956 |
| Increase (decrease) in deferred commissions | | (5,962) |
| Deferred taxes, net | | (1,025) |
| Changes in operating assets and liabilities: | | |
| Accounts receivable and other assets | | (4,590) |
| Due from affiliates | | 161 |
| Accrued compensation and benefits | | 4,342 |
| Accounts payable and other accrued liabilities | | 6,110 |
| Due to affiliates | | 5,205 |
| Distribution and service fees payable | | 3,223 |
| Income taxes payable | | (294) |
| Net cash provided by operating activities | | 56,437 |
| | | |
| **Cash flows from financing activities:** | | |
| Dividends to parent | | (24,500) |
| Net cash used in financing activities | | (24,500) |
| | | |
| Net increase in cash | | 31,937 |
| Cash, beginning of year | | 38,325 |
| **Cash, end of year** | $ | 70,262 |

The accompanying notes are an integral part of these financial statements.

---

## 1. Organization and Business

VP Distributors, LLC ("VPD" or the "Company"), is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, principally serving the United States markets as a distributor for certain related open-end mutual funds, exchange traded funds and separately managed account products some of which are registered with the Securities and Exchange Commission ("SEC"), is also program manager and distributor of a qualified tuition plan under Section 529 of the Internal Revenue Code ("529 Plan")

VPD is a direct wholly-owned subsidiary of Virtus Partners, Inc. ("VP"). VP is a direct wholly-owned subsidiary of Virtus Investment Partners, Inc. ("Virtus").

The Company's management directs VPD's operations as one business, the distribution business, when assessing performance and allocating resources. As such, the Company operates in one business segment.

## 2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The Company's significant accounting policies, which have been consistently applied, are as follows:

### Use of Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management believes the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

### Cash

Cash consists of cash in banks. Cash deposits at a financial institution may exceed Federal Deposit Insurance Corporation insurance limits.

### Deferred Commissions

Deferred commissions are commissions paid to broker-dealers on sales of certain mutual fund share classes. Deferred commissions are recovered by the receipt of monthly asset-based distributor fees from the mutual funds or contingent deferred sales charges received upon redemption of shares within the contingent deferred sales charge period, depending on the fund share class. The deferred costs resulting from the sale of shares are amortized on a straight-line basis over the period during which redemptions by the purchasing shareholder are subject to a contingent deferred sales charge, depending on the fund share class, or until the underlying shares are redeemed. Deferred commissions are periodically assessed for impairment, and an impairment charge is recorded, as appropriate.

### Furniture, Equipment and Leasehold Improvements, net

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 5 years for computer equipment and software. Major

renewals or betterments are capitalized and recurring repairs and maintenance are expensed as incurred.

**Revenue Recognition**

Distribution and service fees are asset-based fees earned for distribution services related to open-end funds and exchange traded funds. Fees for open-end funds primarily consist of an asset-based fee, depending on the fund type or share class, that is charged to the fund over a period of years to cover allowable sales and marketing expenses for the fund or front-end sales charges which are based on a percentage of the offering price. Fees earned on exchange traded funds are paid monthly pursuant to the terms of a distribution fee agreement with Virtus ETF Advisors, LLC, which is a wholly-owned subsidiary of ETFis Holdings, LLC, which is wholly-owned by VP. Asset-based distribution and service fees are primarily based on percentages of the average daily net assets value and are paid monthly pursuant to the terms of the respective distribution and service fee contracts.

The Company recognizes revenue when a performance obligation is satisfied, which occurs when control of the services is transferred to customers. Distribution and service fees represent two performance obligations comprised of distribution and related shareholder servicing activities. Distribution services are generally satisfied upon the sale of a fund share. Shareholder servicing activities are generally services satisfied over time. The net asset values from which distribution and service fees are calculated are variable in nature and subject to factors outside the Company's control such as additional investments, withdrawals and market performance. Because of this, these fees are considered constrained until the end of the contractual measurement period (monthly) which is when asset values are generally determinable.

The Company distributes its open-end funds and exchange traded funds through unaffiliated financial intermediaries that comprise national and regional broker dealers. These unaffiliated financial intermediaries provide distribution and shareholder service activities on behalf of the Company. The Company passes related distribution and service fees to these unaffiliated financial intermediaries for these services and considers itself the principal in these arrangements as it has control of the services prior to the services being transferred to the customer. These payments are classified within distribution expenses.

Other income and fees consist primarily of 529 Plan program management fees and redemption income on the early redemption of certain share classes of mutual funds.

**Related Party Marketing Fees and Related Party Business Support Expenses**

Marketing fees and business support expenses are computed based upon written contractual agreements with certain affiliates. Marketing fees from affiliates are recorded as revenue during the period in which the performance obligation is satisfied and cover retail sales, marketing and administration costs incurred by the Company on behalf of certain affiliates and are paid pursuant to the terms of the respective contractual agreements, which require monthly or quarterly payment.

Effective January 1, 2016, the Company entered into a business management and shared services agreement ("The Agreement") with Virtus Partners, Inc. whereby Virtus Partners, Inc. provides certain business management and support services, including but not limited to accounting, human resource, legal, compliance, IT support services and office space, the costs for which are allocated to the Company and reimbursed to Virtus Partners, Inc. a month in arrears pursuant to the terms of the agreement.

Effective December 1, 2020, the Company entered into an expense sharing agreement ("The Expense Agreement") with Virtus ETF Solutions, LLC whereby Virtus ETF Solutions, LLC provides office space and

other business and operating facilities, the costs for which are allocated to the Company and reimbursed to Virtus ETF Solutions, LLC a month in arrears pursuant to the terms of the agreement.

### Distribution Expenses

Distribution expenses consist primarily of payments to third-party distribution partners for providing services to investors in the Company's open-end funds and exchange traded funds and payments to third-party service providers for investment management related services. These payments are primarily based on percentages of assets under management or revenues. These expenses also include the amortization of deferred sales commissions related to up-front commissions on shares sold without a front-end sales charge to shareholders.

### Advertising and Promotion

Advertising and promotional costs are classified in other operating expense in the Statement of Operations. The Company expenses all advertising and promotional costs as incurred.

### Stock-based Compensation

Stock-based compensation is granted by Virtus. The Company accounts for stock-based compensation expense in accordance with Accounting Standards Codification ("ASC") 718, *Compensation-Stock Compensation,* which requires the measurement and recognition of compensation expense for share-based awards based on the estimated fair value on the date of grant and is classified in employment expenses in the Statement of Operations. Forfeitures are recognized as they occur.

Employees may be granted equity-based awards, including restricted stock units ("RSUs"), performance stock units ("PSUs"), stock options and unrestricted shares of Virtus common stock. RSUs are stock awards that entitle the holder to receive shares of Virtus' common stock as the award vests over time or when certain performance metrics are achieved. The fair value of each RSU award is based on the fair market value price on the date of grant unless it contains a performance metric that is considered a "market condition." Compensation expense for RSU awards is recognized ratably over the vesting period on a straight-line basis. The value of RSUs that contain a performance metric is determined based on (i) the fair market value price on the date of grant, for awards that contain a performance metric that represents a "performance condition" in accordance with ASC 718, or (ii) the Monte Carlo simulation valuation model for awards that contain a "market condition" performance metric under ASC 718. Compensation expense for PSU awards that contain a market condition is fixed at the date of grant and will not be adjusted in future periods based upon the achievement of the market condition. Compensation expense for PSU awards with a performance condition is recorded each period based upon a probability assessment of the expected outcome of the performance metric with a final adjustment upon the final outcome.

### Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes,* which permits recognition of the amount of taxes payable or refundable for the current year, as well as deferred tax liabilities and assets for the future tax consequences of events that have been included in the Company's financial statements or tax returns. Deferred tax liabilities and assets result from differences between the book value and tax basis of the Company's assets, liabilities and carry-forwards, such as net operating losses or tax credits.

The Company is a limited liability company, which allows it to be disregarded as a separate legal entity under

federal and certain state income tax reporting requirements. As such, the Company's operating activities are considered those of its parent company and included in its parent's consolidated federal income tax return and in certain combined state income tax returns. In addition to the combined state income tax returns, the Company also files separate tax returns for certain other state jurisdictions where appropriate.

The Company is treated as a separate subsidiary in the tax sharing arrangement by and among Virtus and Virtus' subsidiaries. Pursuant to this arrangement, federal and state income taxes are allocated as if they had been calculated by each subsidiary on a separate company basis, except that benefits for any net operating loss or other tax credit used to offset a tax liability of the consolidated group will be provided to the extent such loss or credit is expected to be utilized in the consolidated federal or combined state returns. Thus, income taxes reflected in these financial statements represent amounts allocated to the Company under its respective arrangement with Virtus. As such, amounts owed to Virtus related to income tax expenses are reported on the Statement of Financial Condition as the Income Taxes Payable line item.

The Company's methodology for determining the realizability of deferred tax assets includes consideration of taxable income in prior carryback year(s) if carryback is permitted under the tax law, as well as consideration of the reversal of deferred tax liabilities that are in the same period and jurisdiction and are of the same character as the temporary differences that gave rise to the deferred tax assets. The Company's methodology also includes estimates of future taxable income from its operations, as well as the expiration dates and amounts of carry-forwards related to net operating losses and capital losses. These estimates are projected through the life of the related deferred tax assets based on assumptions that the Company believes to be reasonable and consistent with demonstrated operating results. Changes in future operating results not currently forecasted may have a significant impact on the realization of deferred tax assets. Valuation allowances are provided when it is determined that it is more likely than not that the benefit of deferred tax assets will not be realized.

The Company records benefits for uncertain tax positions in accordance with the provisions of ASC 740, *Income Taxes*, based on an assessment of whether the position is more likely than not to be sustained by the taxing authorities. If this threshold is not met, no tax benefit of the uncertain tax position is recognized. If the threshold is met, the tax benefit that is recognized is the largest amount that is greater than 50% likely of being realized upon ultimate settlement. This analysis presumes the taxing authorities' full knowledge of the positions taken and all relevant facts. The Company's policy is to record interest and penalties related to uncertain tax positions as a component of income tax expense.

**Fair Value Measurements and Fair Value of Financial Instruments**

Cash, accounts receivable, accounts payable and accrued liabilities equal or approximate fair value based on the short-term nature of these instruments.

**Recent Accounting Pronouncements**

*New Accounting Standards Implemented*

In December 2019, the Financial Accounting Standards Board issued Accounting Standards Update 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.* This standard simplifies the accounting for income taxes by removing certain exceptions to the general principles of Topic 740, *Income Taxes*, and improves consistent application by clarifying and amending existing guidance. The Company adopted this standard on January 1, 2021. The adoption of this standard did not have a material impact on the Company's financial statements.

## 3. Furniture and Equipment, net

Furniture and equipment, net are summarized as follows:

| *(in thousands)* | December 31, 2021 |
|---|---|
| Computer equipment and software | $ 1,450 |
| Accumulated depreciation and amortization | (1,450) |
| Furniture and equipment, net | $ — |

Depreciation and amortization expense for 2021 was $97,000.

## 4. Income Taxes

The components of the provision for income taxes are as follows:

| *(in thousands)* | For the Year Ended December 31, 2021 |
|---|---|
| **Current** | |
| Federal | $ 13,341 |
| State | 4,460 |
| Total current tax expense | 17,801 |
| | |
| **Deferred** | |
| Federal | (756) |
| State | (269) |
| Total deferred tax expense | (1,025) |
| Total provision for income taxes | $ 16,776 |

The deferred tax effects of temporary differences are as follows:

| *(in thousands)* | December 31, 2021 |
|---|---|
| **Deferred tax assets (liabilities):** | |
| Accrued employee compensation & benefits | $ 1,959 |
| Net operating loss carry-forwards | 15 |
| Valuation allowance | (15) |
| Deferred tax assets, net | $ 1,959 |

As of December 31, 2021, the Company had $15,000 of net operating loss carry-forwards, which expire between 2022 and 2024.

At each reporting date, the Company evaluates the positive and negative evidence used to determine the likelihood of realization of all its deferred tax assets. The Company maintained a valuation allowance of $15,000 at December 31, 2021, relating to the state net operating loss carry-forward.

The Company is no longer subject to income tax examinations for years prior to 2018.

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense recognized in the Statement of Operations:

|  | For the Year Ended December 31, 2021 |
|---|---|
| Statutory rate | 21.0 % |
| State income taxes, net of federal benefit | 5.3 % |
| Non-deductible compensation | 0.8 % |
| Effective income tax rate | 27.1 % |

## 5. Stock Based Compensation

Virtus has an Omnibus Incentive and Equity Plan (the "Plan") under which officers, employees and directors of Virtus and Virtus subsidiaries may be granted equity-based awards, including restricted stock units ("RSUs"), performance stock units ("PSUs"), stock options and unrestricted shares of Virtus common stock.

*Restricted Stock Units*

Each RSU entitles the holder to one share of Virtus common stock when the restriction expires. RSUs generally have a term of one to three years and may be time-vested or performance-contingent. The fair value of each RSU is based on the closing market price of Virtus' common stock on the date of grant unless it contains a performance metric that is considered a market condition. RSUs that contain a market condition are valued using a Monte-Carlo simulation valuation model. Shares that are issued upon vesting are newly issued shares from the Plan and are not issued from Virtus treasury stock.

RSU activity for the year ended December 31, 2021 is summarized as follows:

|  | Number of Shares | Weighted Average Grant Date Fair Value | |
|---|---|---|---|
| Outstanding at December 31, 2020 | 45,794 | $ | 103.49 |
| Granted | 10,126 | $ | 278.03 |
| Settled | (11,673) | $ | 134.61 |
| Outstanding at December 31, 2021 | 44,247 | $ | 135.22 |

The total stock-based compensation recorded was $2.4 million for the year ended December 31, 2021, consisting of $1.5 million for RSUs and $0.9 million for PSUs. The total remaining unamortized stock-based compensation was $2.2 million at December 31, 2020.

*Stock Options*

Stock options generally cliff vest after three years and have a contractual life of ten years. Stock options were granted with an exercise price equal to fair market value of the shares on the date of grant. Stock option activity for the year ended December 31, 2021 is summarized as follows:

|  | Number of Shares | | Weighted Average Exercise Price |
|---|---|---|---|
| Outstanding at December 31, 2020 | 336 | $ | 55.20 |
| Exercised | (336) | $ | 55.20 |
| Outstanding at December 31, 2021 | — | $ | — |

## 6. Capital and Reserve Requirement Information

As a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority, the Company is subject to certain rules regarding minimum net capital. The Company operates pursuant to Rule 15c3-1, (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined in the rule) which may not exceed 15.0 to 1.0.

Aggregate indebtedness, net capital, and the resultant ratio for the Company were as follows:

|  | December 31, 2021 |
|---|---|
| *(in thousands)* |  |
| Aggregate indebtedness | $ 43,993 |
| Net capital | $ 26,269 |
| Ratio of aggregate indebtedness to net capital | 1.67 to 1 |

The Company's minimum required net capital at December 31, 2021 based on its aggregate indebtedness on that date, was $2.9 million.

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. The Company is exempt from the provisions of Rule 15c3-3 under the Exchange Act in accordance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the following non-covered activities: (1) distributing shares of 529 plans and investment companies registered under the Investment Company Act of 1940, as amended, and whose shares are registered under the Securities Act of 1933; (2) referring business to other broker-dealers; and, (3) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

## 7. Related Party Transactions

The Company engages in transactions with a number of related parties, which includes the related party marketing fees and related party business support services disclosed in Note 2 and certain other expenses that are paid by Virtus affiliates on the Company's behalf including income taxes as disclosed in Note 4 and other operating expenses. During 2021, the Company earned $161.9 million of related party marketing fees which represent 63.6% of total revenues.

During 2021, the Company paid $24.5 million to Virtus comprising dividend distributions.

As a result of these related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the

# VP Distributors, LLC

(A Wholly-owned subsidiary of Virtus Partners, Inc.)
**Notes to Financial Statements**
**December 31, 2021**

---

Company operated as an unaffiliated entity.

**Receivables and Payables from Related Parties**

At December 31, 2021, $0.8 million was recorded as due from affiliates which consisted of related party marketing fees from Virtus affiliates. At December 31, 2021, $11.4 million was recorded as due to affiliates, which primarily relates to operating costs paid by VP on the Company's behalf.

## 8. Commitments and Contingencies

The Company is involved from time to time in litigation and arbitration, as well as examinations, inquiries and investigations by various regulatory bodies, including the SEC, involving its compliance with, among other things, securities laws, client investment guidelines, laws governing the activities of broker-dealers and other laws and regulations affecting its products and other activities. Legal and regulatory matters of this nature involve or may involve but are not limited to the Company's activities as an employer, issuer of securities, investor, investment adviser, broker-dealer or taxpayer. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or is otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions.

The Company accrues for a liability when it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. In addition, in the event the Company determines that a loss is not probable, but is reasonably possible, and it becomes possible to develop what the Company believes to be a reasonable range of possible loss, then the Company will include disclosures related to such matter as appropriate and in compliance with ASC 450, *Contingencies*. The disclosures, accruals or estimates, if any, resulting from the foregoing analysis are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. Based on information currently available, available insurance coverage, indemnities and established reserves, the Company believes that the outcomes of its legal and regulatory proceedings are not likely, either individually or in the aggregate, to have a material adverse effect on the Company's results of operations, cash flows or its consolidated financial condition. However, in the event of unexpected subsequent developments and given the inherent unpredictability of these legal and regulatory matters, the Company can provide no assurance that its assessment of any claim, dispute, regulatory examination or investigation or other legal matter will reflect the ultimate outcome, and an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's results of operations or cash flows in particular quarterly or annual periods.

## 9. Concentration of Credit Risk

The Company derives its distribution and service fees earned pursuant to agreements with registered investment companies in the Virtus family of mutual funds. For the year ended December 31, 2021 the following fund provided distribution and service fees over 10% of total revenues of the Company:

Virtus AllianzGI Income & Growth Fund - 11.0%

## 10. Retirement Savings Plan

Employees of the Company are eligible to participate in several employee benefit programs sponsored by

Virtus, including certain health care benefits, life insurance and a defined contribution 401(k) retirement plan (the "401(k) Plan") administered by a third party. For the 401(k) Plan, employees may contribute a percentage of their eligible compensation into the 401(k) Plan, subject to certain limitations imposed by the Internal Revenue Code. The Company matches employees' contributions at a rate of 100% of employees' contributions up to the first 5.0% of the employees' compensation contributed to the 401(k) Plan. The matching contribution was $1.3 million in 2021.

## 11. Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued. The Company is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

# VP Distributors, LLC
**Schedule H**

(A Wholly-owned subsidiary of Virtus Partners, Inc.)  
**Supplementary Information**

**Computation of Net Capital**  
**Under Rule 15c3-1 of the Securities and Exchange Commission**  
**December 31, 2021**

*(in thousands)*

**Net Capital**

| | | |
|---|---:|---:|
| Total member's equity | | $ 40,525 |
| | | |
| Less nonallowable assets: | | |
| Accounts receivable | $ 6,684 | |
| Deferred commissions | 3,245 | |
| Receivable from affiliates | 750 | |
| Deferred taxes, net | 1,959 | |
| Other assets | 1,618 | (14,256) |
| | | |
| Net capital before specific reduction in the market value of securities | | 26,269 |
| Less securities haircuts pursuant to Rule 15c3-1 | | — |
| Net capital | | $ 26,269 |

**Aggregate Indebtedness**

| | |
|---|---:|
| Total liabilities included in Statement of Financial Condition | $ 43,993 |
| Difference resulting from offsetting various liability accounts against related assets | — |
| Aggregate indebtedness | $ 43,993 |
| | |
| Minimum net capital required to be maintained (greater of $250 or 6 2/3% of $43,993) | $ 2,933 |
| | |
| Net capital in excess of minimum requirements ($26,269 - $2,933) | $ 23,336 |
| | |
| Ratio of aggregate indebtedness to net capital | 1.67 to 1 |

**Note A - Statement Pursuant to Paragraph (d)(2)(iii) of Rule 17a-5: Reconciliation of FOCUS Report**

No material differences exist between the amounts appearing above and the computation reported by VPD in Part II-A of the unaudited FOCUS Report on Form X-17A-5/A, as of December 31, 2021.

# VP Distributors, LLC

**Schedule J**

(A Wholly-owned subsidiary of Virtus Partners, Inc.)  
**Computation for Determination of Reserve Requirements**  
**Under Rule 15c3-3 of the Securities and Exchange Commission**  
**December 31, 2021**

**Supplementary Information**

---

The Company does not carry customer accounts or otherwise hold customer funds. The Company has no possession or control obligations under the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company limits its business activities exclusively to the following non-covered activities: (1) distributing shares of 529 plans and investment companies registered under the Investment Company Act of 1940, as amended, and whose shares are registered under the Securities Act of 1933; (2) referring business to other broker-dealers; and, (3) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

# VP Distributors, LLC

(A Wholly-owned subsidiary of Virtus Partners, Inc.)
**Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021**

# Schedule M

**Supplementary Information**

The Company does not carry customer accounts or otherwise hold customer funds. The Company has no possession or control obligations under the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company limits its business activities exclusively to the following non-covered activities: (1) distributing shares of 529 plans and investment companies registered under the Investment Company Act of 1940, as amended, and whose shares are registered under the Securities Act of 1933; (2) referring business to other broker-dealers; and, (3) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.



## VP Distributors, LLC's Exemption Report

VP Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the following non-covered activities: (1) distributing shares of 529 plans and investment companies registered under the Investment Company Act of 1940, as amended, and whose shares are registered under the Securities Act of 1933; (2) referring business to other broker-dealers; and, (3) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2021 without exception.

VP Distributors, LLC

I, David G Hanley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

*David G. Hanley*

Title: Senior Vice President and Treasurer
February 25, 2022

# Deloitte.

**Deloitte & Touche LLP**

185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: + 1 860 725 3000
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Directors and Equity Owner of VP Distributors, LLC

We have reviewed management's statements, included in the accompanying VP Distributors, LLC's Exemption Report (the "Exemption Report"), in which VP Distributors, LLC (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2021, without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74.

*Deloitte & Touche LLP*

February 25, 2022